Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 20, 2023

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 28, 2023

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2023 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Monday, August 28, 2023, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

(1)	Re-election of each of Ofer Ben-Zur and Gabi Seligsohn, and initial election of Naama Halevi Davidov, in each case for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2026 and until his or her successor is duly elected and qualified;

(2)	Re-adoption and amendment of the compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law); and

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and the additional period until the Company’s 2024 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2022, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 30, 2023 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our board of directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the proxy statement that is attached to this Notice of 2023 Annual General Meeting of Shareholders.

Shareholders of record at the close of business on July 20, 2023 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (disregarding abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 2 (re-adoption and amendment of the compensation policy for the Company’s office holders) requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as to be described in our proxy statement for the Meeting) and who do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as to be described in the proxy statement) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company

It is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2023Annual General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions to be sent to you for voting electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on Sunday, August 27, 2023, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Saturday, August 26, 2023. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, Attention: Elad Shrem, Vice President- General Counsel, email: Elad.Shrem@kornit.com, no later than Thursday, July 27, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Thursday, August 3, 2023, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

An electronic copy of the enclosed proxy materials will be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, August 6, 2023 at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), upon prior coordination with the Company. Our telephone number at our registered office is +972-3-908-5800.

Sincerely,

Yuval Cohen
Chairman of the Board of Directors

i

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

SUMMARY

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital, our Company or the Company, to be voted at the Company’s 2023 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2023 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Monday, August 28, 2023, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of 2023 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about July 25, 2023 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Thursday, July 20, 2023, the record date for the Meeting. You can vote your shares by following the instructions under “How You Can Vote” below or by attending the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Re-election of each of Ofer Ben-Zur and Gabi Seligsohn, and initial election of Naama Halevi Davidov, in each case for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2026 and until his or her successor is duly elected and qualified;

(2)	Re-adoption and amendment of the compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law); and

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and the additional period until the Company’s 2024 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.

In addition, members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2022, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 30, 2023 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On July 5, 2023, we had 50,115,773 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date— July 20, 2023— is entitled to one vote upon each proposal to be presented at the Meeting. Under our articles of association, as amended, or the Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” a proposal, it does not impact whether the requisite majority has been achieved for approval of any proposal.

In addition to requiring the achievement of an ordinary majority of shares present and voting, the Companies Law requires that the majority in favor of Proposal 2 furthermore fulfills one of the following two voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined below) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest”, as defined below) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities. A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of our Company or from any other position with our Company.

We are not aware of any shareholder that would be considered a controlling shareholder of our Company under the Companies Law for the purposes of the above-described special majority requirement for the approval of Proposal 2.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card or voting instruction form) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposal 2, and for determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposal 2; however, the vote of any such shareholders will not be counted towards or against the special majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of Proposal 2, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of that proposal, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 2 (and to therefore be counted towards or against the special majority required for approval of Proposal 2), please check the box “FOR” in Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should check the box “AGAINST” in Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 2 will be counted towards or against the ordinary majority required for the approval of Proposal 2, but not towards or against the special majority required for approval of that proposal.

Who Can Vote

You are entitled to vote on the proposals for the Meeting if you are a shareholder of record at the close of business on Thursday, July 20, 2023. You are also entitled to vote on the proposals if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Thursday, July 20, 2023.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to the Vice President- General Counsel of our Company (as described under “How You Can Vote—Shareholders of Record” below). In the alternative, you may vote in person at the Meeting (subject to potential limitations on attending in person).

How You Can Vote

You can vote your shares by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well). To the extent that health regulations allow, you can also vote your shares by attending the Meeting and voting then.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Elad Shrem, our Vice President- General Counsel, via email to Elad.Shrem@kornit.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by attending and voting personally or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Monday, August 28, 2023, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Sunday, August 27, 2023.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction forms. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Sunday, August 27, 2023 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your instructions must be received by 11:59 p.m. Eastern time on Saturday, August 26, 2023. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (July 20, 2023).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. However, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 25, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders. We have based our calculations of the percentage ownership on 50,115,773 ordinary shares that were outstanding as of July 5, 2023.

Except as otherwise indicated below, we believe, based on public filings by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name	Number of Shares Beneficially Held	Percent
5% or Greater Shareholders
Wasatch Advisors Inc.(1)	4,691,897	9.4%
Artisan Partners Limited Partnership(2)	4,396,955	8.8%
Granahan Investment Management, LLC(3)	3,514,473	7.0%
Senvest Management, LLC(4)	4,145,259	8.3%

(1)	The address of this shareholder is 505 Wakara Way, Salt Lake City, UT 84108. The information in this row is provided as of December 31, 2022, based on an amended statement of beneficial ownership on Schedule 13G/A filed by Wasatch Advisors Inc. with the SEC on February 8, 2023.

(2)	The address of this shareholder is 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of December 31, 2022, based on a statement of beneficial ownership on Schedule 13G filed by Artisan Partners Limited Partnership and related persons with the SEC on February 10, 2023. The shares reported for this shareholder have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership, or APLP, which holds 4,396,955 shares, including 2,745,314 shares on behalf of Artisan Partners Funds, Inc.

(3)	The address of this shareholder is 40 Wyman Street, Suite 460, Waltham, MA 02451. The information in this row is provided as of December 31, 2022, based on a statement of beneficial ownership on Schedule 13G filed by Granahan Investment Management, LLC with the SEC on February 14, 2023. All of the shares reported for this shareholder are owned by various investment advisory clients of Granahan Investment Management LLC, which is deemed to be a beneficial owner of those shares due to its discretionary power to make investment decisions over such shares and/or its ability to vote such shares (in the case of voting, with respect to 3,082,694 of such shares).

(4)	The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is provided as of December 31, 2022, based on an amended statement of beneficial ownership on Schedule 13G/A filed by Senvest Management, LLC with the SEC on February 10, 2023. The ordinary shares reported in this row are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP, which we collectively refer to as the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Senvest Investment Vehicles. Mr. Richard Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any of the foregoing persons or entities as to beneficial ownership of those ordinary shares.

BOARD DIVERSITY, BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.A (“Directors and Senior Management”— “Board Diversity Matrix”) of our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 30, 2023 (which we refer to as our 2022 Form 20-F) contains information concerning the gender and demographic diversity of our Board members. Item 6.B (“Compensation”) of our 2022 Form 20-F contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2022. Item 6.C of our 2022 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2022 Form 20-F, which we incorporate by reference herein (and for which we have provided a general link below), to obtain additional information:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1625791/000121390023024737/f20f2022_kornitdigital.htm ..

PROPOSAL 1

RE-ELECTION/ INITIAL ELECTION OF CLASS II DIRECTORS

Background

Under the Companies Law and our Articles, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles provide that our Board must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law.

Our Board currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding, to the extent then applicable, external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders at which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

The terms of service of our three current Class II directors will expire at the Meeting. Our Board has nominated for re-election two of the three current Class II directors— Ofer Ben-Zur and Gabi Seligsohn— as well as a new nominee for initial election, Naama Halevi Davidov, as the prospective three Class II directors who will serve a three-year term, until our 2026 annual general meeting of shareholders. Ms. Lauri Hanover, our third current Class II director, will not stand for re-election at the Meeting but will continue to serve as our Chief Financial Officer. If each of the nominees is re-elected or initially elected (as applicable) pursuant to this Proposal 1, our Board, in its staggered format, will be comprised as follows:

(i)	Class I directors: Jae Hyun (Jay) Lee, Yehoshua (Shuki) Nir and Dov Ofer, whose terms expire at our annual general meeting of shareholders to be held in 2025 and when their successors are elected and qualified; and

(ii)	Class II directors: Ofer Ben-Zur, Naama Halevi Davidov and Gabi Seligsohn, whose terms (following the Meeting) will expire at our annual general meeting of shareholders to be held in 2026 and when their successors are elected and qualified; and

(iii)	Class III directors: Yuval Cohen, Stephen Nigro and Ronen Samuel, whose terms expire at our annual general meeting of shareholders to be held in 2024 and when their successors are elected and qualified.

Our Board unanimously recommends that our shareholders re-elect or initially elect (as applicable) each of our three Class II director nominees pursuant to this Proposal 1. It is intended that proxies (other than those directing the proxy holders to vote against any of the nominees, or abstain in the vote) will be voted for the re-election or election of each such nominee as a Class II director.

Among the prospective Board members (assuming re-election of each of the Class II director nominees at the Meeting, and the continued service of each present Class I director and Class III director), the Board has determined that eight of them, consisting of Jae Hyun (Jay) Lee, Yehoshua (Shuki) Nir, Dov Ofer, Ofer Ben-Zur, Naama Halevi Davidov, Gabi Seligsohn, Yuval Cohen and Stephen Nigro, constituting a majority of the members of the Board, are independent under the Listing Rules of the Nasdaq Stock Market. The definition of “independent director” under the Nasdaq Stock Market rules specifies criteria that aim to ensure that there is no factor that would impair the ability of a director to exercise independent judgment. That definition furthermore requires that a Nasdaq-listed company’s board of directors affirmatively determine that the independent director can exercise independent judgment.

Each of the Class II director nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a Class II director if re-elected. Additionally, in accordance with the Companies Law, each of those nominees has certified to us that he or she meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future re-election of any of the three nominees.

Set forth below is certain biographical information regarding the background and experience of the nominees— Ofer Ben-Zur, Naama Halevi Davidov and Gabi Seligsohn:

Ofer Ben-Zur is a co-founder of our Company and has served as director since 2002. From April 2014 to July 2016, Mr. Ben-Zur served as our President and Chief Technology Officer. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Currently Mr. Ben-Zur serves as the CEO and founder of Tritone Technologies, an Israeli start up specializing in Additive Manufacturing of metals. Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion - Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

Naama Halevi Davidov has served as Chief Financial Officer of XM Cyber since May 2022. In addition, Dr. Halevi Davidov has served as a member of the board of directors of Kaltura (Nasdaq: KLTR) since July 2021, and as a member of the board of directors of Actelis Networks (Nasdaq: ASNS) since May 2022; Over the past 20 years, Dr. Halevi Davidov has served as a CFO for several global technology companies. Dr. Halevi Davidov is a Certified Public Accountant in Israel. She received a Ph.D. in Strategy from Tel Aviv University in 2012, a Master’s in Business Administration from Tel Aviv University in 2002 and Bachelor of Arts in Accounting and Economics from Tel Aviv University in 2000.

Gabi Seligsohn has served as a director of our Company since May 2015. He also served as our Chief Executive Officer from April 2014 through July 2018, and led our successful IPO in April 2015. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., or Nova (Nasdaq: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several leadership positions in Nova. Mr. Seligsohn served as a director of DSP Group Inc. (Nasdaq: DSPG) from 2013-2020. He currently also serves on the board of Radware (Nasdaq: RDWR). In 2011, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to this Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Ofer Ben-Zur as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2026, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)	“RESOLVED, that the initial election of Ms. Naama Halevi Davidov as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2026, and until the due election and qualification of her successor, be, and hereby is, approved in all respects.”

(c)	“RESOLVED, that the re-election of Mr. Gabi Seligsohn as a Class II director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2026, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the re-election or initial election (as applicable) of each of Ofer Ben-Zur, Naama Halevi Davidov and Gabi Seligsohn, in each case for a three-year term as a Class II director, is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a), (b) or (c) as applicable, of this Proposal 1 (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election or initial election (as applicable) of each of the three Class II director nominees.

PROPOSAL 2

RE-ADOPTION AND AMENDMENT OF COMPENSATION POLICY FOR OFFICE HOLDERS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. At our Company, the following officers, along with all of our directors, are considered our office holders:

Ronen Samuel	Chief Executive Officer and Director
Lauri Hanover	Chief Financial Officer and Director*
Jecka Glasman**	Chief Commercial Officer
Daniel Gazit	Chief Product Officer
Kobi Mann	Chief Technology Officer

*	Ms. Hanover’s term as a director will expire at the Meeting, and she will not stand for re-election. Ms. Hanover will, however, continue to serve as our Chief Financial Officer and will therefore remain an office holder.
**	On July 1, 2023, Ms. Glasman provided notice of her resignation from her role as Chief Commercial Officer of our Company, but is still serving in that role during a notice period through September 30, 2023.

The current version of our compensation policy, which we refer to as our Existing Compensation Policy, became effective on August 12, 2020, when it was approved by our shareholders at our 2020 annual general meeting of shareholders, after having been approved by our compensation committee and Board. The text of the Existing Compensation Policy served as Appendix A to the proxy statement for our 2020 annual general meeting of shareholders and as Exhibit 4.4 to our 2022 Form 20-F.

Under the Companies Law, a compensation policy for office holders must be reviewed by the compensation committee of the board of directors, and by the board of directors, from time to time. In addition, the compensation committee, followed by the board of directors (based on the recommendation of the compensation committee), followed by the shareholders, are each required to re-approve and re-adopt the compensation policy once every three years. Our Existing Compensation Policy therefore expires on the three-year anniversary of its adoption, on August 12, 2023.

Our compensation committee and Board reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Based on its review, the compensation committee determined, and recommended to the Board, to maintain, for an additional three years, the existing compensation frameworks for our office holders, including our Chief Executive Officer, other executive officers and directors, as embedded in the Existing Compensation Policy and as approved by our shareholders previously, subject to certain modifications to discrete matters due to changes to applicable law, as described below. We refer to the updated version of the Existing Compensation Policy, reflecting those suggested modifications, as the Renewed Compensation Policy. The Board, in turn, reviewed and, based in part on the recommendation of the compensation committee, approved the Renewed Compensation Policy as well, and has submitted it to our shareholders for approval at the Meeting pursuant to this Proposal 2. Each of the compensation committee and the Board recommends that our shareholders approve the Renewed Compensation Policy at the Meeting. A copy of the Renewed Compensation Policy appears as Appendix A to this Proxy Statement.

We have highlighted below the manner in which the Renewed Compensation Policy departs from the Existing Compensation Policy. The following description is merely a summary of the updated feature of our Renewed Compensation Policy, and does not summarize all other provisions of the Renewed Compensation Policy, which will remain the same as in the Existing Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the Renewed Compensation Policy. The Renewed Compensation Policy that is attached as Appendix A appears with changes marked relative to the Existing Compensation Policy.

●

Clawback:

Recently, the SEC adopted Rule 10D-1 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. That rule requires public companies with securities listed on a national securities exchange in the U.S. (such as the Nasdaq Global Select Market, on which our ordinary shares are listed) to adopt a written clawback policy with respect to executive compensation. The policy must provide for recovery, reasonably promptly, of erroneously awarded incentive-based compensation in the event that a company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in a current financial reporting period or left uncorrected in the current financial reporting period. The new rule will go into effect on December 1, 2023.

The Existing Compensation Policy already addresses the issue of clawback with respect to executive compensation, based on the Israeli law requirement that clawback provisions be included in the compensation policy for office holders. From the outset, the Companies Law amendment that introduced the requirement to adopt a compensation policy required the inclusion of clawback provisions in such a policy. However, the Israeli law requirement is more general than under the new SEC rule, which has particular requirements in respect of a clawback policy. Consequently, in an effort to remain consistent with the requirements of both such regulatory regimes, we have removed the existing provisions that address clawback as they appear in the Existing Compensation Policy and have replaced them with a simple cross-reference to a more detailed clawback policy that will be adopted by the Board. By reflecting that adjustment, the Renewed Compensation Policy will be fully compliant with Israeli law while enabling the Board to separately fulfill the new SEC requirement.

If the Revised Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law (as described below in this Proposal 2 under “Required Vote”), our Board may nevertheless approve it, provided that each of the Compensation Committee and the Board determines, after additional discussions concerning the Revised Compensation Policy, and for specified reasons, that the approval of it is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Kornit Digital Ltd. Compensation Policy for Executive Officers and Directors, dated August 28, 2023, in the form attached as Appendix A to the proxy statement with respect to the 2023 Annual General Meeting of Shareholders, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved and adopted.

Required Vote

The approval of Proposal 2— the adoption of the Renewed Compensation Policy— requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to Proposal 2, excluding abstentions.

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of adoption of the Renewed Compensation Policy must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the Renewed Compensation Policy that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against adoption of the Renewed Compensation Policy must not exceed two percent (2%) of the aggregate voting rights in our Company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the adoption of the Renewed Compensation Policy under Proposal 2. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 2, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the Renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest in the approval of that proposal, and to therefore be counted towards or against the special majority required for the approval of that proposal, you should check the box “FOR” in Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 2, you should check the “AGAINST” box in respect of Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the Renewed Compensation Policy, but will not be counted towards or against the special majority required for the approval of the Renewed Compensation Policy.

Please also see the “Vote Required for Approval of the Proposals” section of this Proxy Statement above for further information.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposal to adopt the Renewed Compensation Policy.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In August 2022, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, which we refer to as Kost Forer, was appointed by our shareholders as our independent auditors for the fiscal year ended December 31, 2022, and for such additional period until the Meeting. Pursuant to its role under its charter and under SEC rules, the audit committee of our Board has approved the re-appointment of Kost Forer as our independent auditors for the fiscal year ending December 31, 2023 and for such additional period until the 2024 annual general meeting of shareholders. Further to that approval, the Board, in turn, will present to, and request the approval of, our shareholders (as required under the Companies Law) for the re-appointment of Kost Forer as the independent auditors of the Company for the year ending December 31, 2023 and for the additional period until the annual general meeting to be held in 2024. As part of that shareholder approval, we are furthermore proposing that our shareholders authorize the Board, with power of delegation to the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Independent Auditors’ Fees in Previous Two Years

The following table sets forth the total compensation (as well as components of compensation, in amounts and percentages) that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	Year Ended December 31, 2021		Year Ended December 31, 2022
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$720	84%	$775	91%
Audit-Related Fees	-	0%	-	0%
Tax Fees	76	9%	23	3%
All Other Fees	60	7%	50	6%
Total	$856	100%	$848	100%

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted pursuant to this Proposal 3:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2023 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Board.”

“RESOLVED FURTHER, that the Company’s Board (with power of delegation to the audit committee of the Board) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 3 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for the fiscal year ending December 31, 2023 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board (with power of delegation to the audit committee) to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the 2022 Form 20-F— which contains those audited consolidated financial statements— is available to our shareholders through the SEC website, www.sec.gov, and at the Investor Relations section of our website at http://ir.kornit.com. Neither of such websites is a part of this Proxy Statement.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2023 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2022 Form 20-F, filed with the SEC on March 30, 2023, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen

Chairman of the Board of Directors

Rosh Ha’ayin, Israel

July 20, 2023

Appendix A

COMPENSATION POLICY

KORNIT DIGITAL LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on -------, 2023)

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Kornit Digital Ltd. (“Kornit” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Kornit’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Kornit’s value and otherwise assist Kornit to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Kornit’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Kornit’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Kornit’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Kornit (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Kornit’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Kornit’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Kornit’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Kornit’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Kornit’s short- and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity-based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Kornit’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant) of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting and updating this Policy, Kornit’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Kornit’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Kornit were examined and will continue to be examined by Kornit from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Kornit.

Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Kornit to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Kornit’s ability to attract and retain highly skilled professionals, Kornit will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Kornit’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Kornit shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

6.4.	To the extent an adjustment to base salary involves a temporary or permanent waiver or reduction of salary (whether at the initiative of the relevant Executive Officer or of the Company), that waiver or reduction, along with the subsequent restoration of part or all of the previous level of base salary that had been duly approved by the relevant Company bodies, will not be deemed new compensation for purposes of the approvals required under the Companies Law. If such a waiver or reduction of base salary is combined with an increase in variable compensation (annual bonus, Special Bonus (as defined below) and/or equity-based compensation) that does not exceed, in aggregate value, the amount of the base salary being waived or reduced, the adjustment will not be deemed new compensation for purposes of the approvals required under the Companies Law but will any event require the approval of both the compensation committee and the Board. If the aggregate value of the increased variable compensation exceeds the amount of the base salary being waived or reduced, the adjustment will require the approvals for new compensation that are prescribed under the Companies Law.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Kornit’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Kornit shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Kornit’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Kornit shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Kornit’s policies and procedures and to the practice in peer group companies.

7.1.7.	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof.

7.1.8.	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance.

7.1.9.	Periodic medical examination.

7.1.10.	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members.

7.1.11.	Professional or academic courses or studies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In event of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, payment for visa, car allowance, and home leave visit, etc.

7.4.	Kornit may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: laptop, cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Kornit’s policies and procedures.

Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Kornit’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Kornit’s short- and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Kornit’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of Kornit’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Kornit’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs. Notwithstanding the above, the Company may determine that, with respect to any Executive Officer subordinated to the CEO, who does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 200% of such Executive Officer’s annual base salary.

9.4.	Notwithstanding the foregoing percentage limits in Sections 9.2 and 9.3, to the extent that an Executive Officer has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger annual cash bonus, the foregoing limits will be calculated as if the portion of the base salary that was waived and/or transformed into a potential annual bonus payment remained as base salary, with only the portion of the annual bonus that exceeds that base salary being counted as an annual cash bonus.

CEO

9.5.	The annual cash bonus of Kornit’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Kornit’s Compensation Committee (and, if required by law, by Kornit’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, Company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.6.	A portion of the annual cash bonus granted to Kornit’s CEO— not exceeding 30% of that annual cash bonus— may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement that the CEO will be entitled to receive for his or her performance in any given calendar year, will not exceed 200% of his or her annual base salary.

9.9.	Notwithstanding the foregoing percentage limits in Sections 9.7 and 9.8, to the extent that the CEO has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger annual cash bonus, the foregoing limits will be calculated as if the portion of the base salary that was waived and/or transformed into a potential annual bonus payment remained as base salary, with only the portion of the annual bonus that exceeds that base salary being counted as an annual cash bonus.

10.	Other Bonuses

10.1.	Special Bonus. Kornit may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.2.	Signing Bonus. Kornit may grant a newly recruited Executive Officer a cash signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Kornit may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

10.4.	Increased Special Bonus Due to Base Salary Waiver. Notwithstanding the foregoing percentage limit in Section 10.1, to the extent that an Executive Officer has elected to reduce or waive all or part of his or her base salary in return for an opportunity to potentially earn a larger Special Bonus, the foregoing limit will be calculated as if the portion of the base salary that was reduced and/or transformed into a potential Special Bonus payment remained as base salary, with only the portion of the Special Bonus that exceeds that base salary amount being counted as a Special Bonus.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement or if an Executive Officer engaged in a misconduct, Kornit shall be entitled to recover from its Executive Officers in accordance with the clawback policy adopted by the Company from time to time in accordance with the Listing Rules of the Nasdaq Stock Market.  ~~bonus compensation or performance-based equity in an amount in which such bonus compensation or performance-based equity exceeded what would have been paid under the financial statements, as restated, or had the misconduct not occurred. In the case of performance-based equity compensation, the value of which derives from the performance of Kornit’s share price, which itself derives in part from Kornit’s reported financial results, Kornit may cancel a vested award to the extent that its share price following the accounting restatement or the discovery of the misconduct drops below the level at which it minimally would have had to be in order for the equity award to have vested. If the subject award has been exercised or settled for underlying shares and the shares have been sold on the market already, Kornit may seek recovery in cash in lieu of equity in an amount equal to the value of the equity award that would not have vested originally, based on Kornit’s share price following the accounting restatement or following the Executive Officer’s misconduct (as applicable)~~.

~~11.2.~~	~~The right to recoup an excess payment/equity grant applies to cash and equity incentive compensation paid during the three completed fiscal years immediately preceding the date on which Kornit is required to prepare the accounting restatement or the Executive Officer engaged in the misconduct. In order to recoup any excess payment/equity grant, Kornit must make a claim for recoupment prior to the second anniversary of the fiscal year end of the restated financial statements or the second anniversary of the discovery of the misconduct.~~

~~11.3.~~	~~Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:~~

~~11.3.1.~~	~~The financial restatement is required due to changes in the applicable financial reporting standards; or~~

~~11.3.2.~~	~~The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.~~

11.2~~4~~.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws, including Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and any rules promulgated thereunder by national securities exchanges, or under any separate contractual obligation or Company policy.

Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Kornit’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Kornit and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Kornit is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Kornit’s policies, the main terms of which shall be disclosed in the annual report or such other report or proxy statement of Kornit as may be required by law or relevant regulations applicable to Kornit. Equity-based awards may include dividend adjustment provisions.

12.4.	All other terms of the equity awards shall be in accordance with Kornit’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, title, role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of the annual equity-based compensation at the time of grant (after including the value of the grant) shall not exceed: (i) with respect to the CEO - the greater of (w) 500% of his or her annual base salary or (x) 0.3% of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers - the higher of (y) 300% of his or her annual base salary or (z) 0.15 % of the Company’s fair market value.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4.	Notwithstanding the foregoing percentage limits in Section 13.2, to the extent that an Executive Officer (including the CEO) has elected to reduce or waive all or part of his or her annual base salary in return for an opportunity to potentially earn a greater value of annual equity-based compensation, the foregoing limit will be calculated as if the portion of the base salary that was reduced and/or transformed into annual equity-based compensation remained as annual base salary, with only the portion of the annual equity-based compensation (at the time of the grant) that exceeds that base salary amount/value being counted as annual equity-based compensation.

Retirement and Termination of Service Arrangements

14.	Advance Notice Period

Kornit may provide to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, and to the CEO a prior notice of termination of up to eighteen (18) months in the case of the CEO and twelve (12) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.	Adjustment Period

Kornit may provide an additional adjustment period of up to twelve (12) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Kornit may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Kornit may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Kornit for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty four (24).

Exculpation, Indemnification and Insurance

19.	Exculpation

Kornit may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Kornit, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Kornit may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Kornit, all subject to applicable law and the Company’s articles of association.

20.2.	Kornit will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

1.1.1.	The limit of liability of the insurer shall not exceed the greater of $70 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

1.1.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Kornit’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Kornit shall be entitled to enter into a “run off” Insurance Policy / tail / discovery period, of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of 70 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

20.3.2.	The annual premium shall not exceed 500% of the last paid annual premium; and

20.3.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal of the “run off” Insurance Policy / tail / discovery period shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Kornit may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The additional premium for such extension of liability coverage shall not exceed 200% of the last paid annual premium; and

20.4.2.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

Arrangements upon Change of Control

21.	The following compensation and benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon, or in connection with, a “Change of Control” as shall be defined in the respective incentive plan, grant agreement, or employment agreement:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.	Extension of the exercising period of equity-based compensation for Kornit’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

Board of Directors Compensation

22.	The following compensation and benefits may be granted to Kornit’s Board members:

22.1.	All Kornit’s non-employee Board members may be entitled to an annual cash fee retainer of up to $60,000 (and up to $110,000 for the chairperson of Kornit’s Board), committee membership annual cash fee retainer of up to $15,000 and committee chairperson annual cash fee retainer of up to $30,000 (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) the payments referenced above for committee membership).

22.2.	The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

22.3.	Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.4.	Each non-employee member of Kornit’s Board may be granted annual equity-based compensation with a value of up to $145,000. The vesting of the equity-based compensation may be accelerated in the event of a change of control.

22.5.	All other terms of the equity awards shall be in accordance with Kornit’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable or make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

22.6.	In addition, members of Kornit’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

Miscellaneous

23.	Nothing in this Policy shall be deemed to grant any of Kornit’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

25.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Kornit may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Kornit and none of the provisions thereof are intended to provide any rights or remedies to any person other than Kornit.